                              Filed by Alamosa Holdings, Inc. pursuant to Rule
                              425 under the Securities Act of 1933, as amended,
                              and deemed filed pursuant to Rule 14a-12 under the
                              Securities Exchange Act of 1934, as amended

                              Subject Company: AirGate PCS, Inc.
                              Exchange Act File Number of
                              Subject Company: 000-27455

This document contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. ("Alamosa") and AirGate PCS, Inc. ("AirGate"),
including future financial and operating results; (2) statements with respect to
Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans,"
"targets," "projects" and similar expressions. Such statements are based upon the current beliefs and expectations of Alamosa's and AirGate's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5)
Alamosa's and AirGate's dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8)
changes in Sprint's national service plans or fee structure with Alamosa or
AirGate; (9) change in population; (10) difficulties in network construction;
(11) increased competition in Alamosa's and AirGate's markets; and (12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa's and AirGate's results to differ materially from those described in the forward-looking statements can be found in the 2003
Annual Report on Form 10-K and in the Quarterly Reports on Form 10-Q of Alamosa
and AirGate filed with the Securities and Exchange Commission (the "Commission")
and available at the Commission's internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa and AirGate assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING
THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN
IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alamosa and AirGate, without charge, at the Securities and
Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange
Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings, Inc., 5225 S. Loop 289,
Lubbock, Texas 79424, Attention: Jon Drake (806-722-1100); or AirGate PCS, Inc.,
Harris Tower, 233 Peachtree Street, N.E. Suite 1700, Atlanta, Georgia 30303,
Attention: Bill Loughman (404-525-7272).

The respective directors and executive officers of Alamosa and AirGate and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Alamosa's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by Alamosa on April 23, 2004, and information regarding
AirGate's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by AirGate on March 5, 2004.
Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

                                      ####

The following are the slides used in a conference call conducted by Alamosa
Holdings, Inc. on December 9, 2004:

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

AirGate PCS
"Clearly the Future"
ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Building the Premier
Sprint Affiliate

December 9, 2004

1

AirGate PCS "Clearly the Future"
ALAMOSA PERSONAL COMMUNICATIONS SERVICE

Safe Harbor Provisions

This document contains forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. ("Alamosa") and AirGate PCS, Inc. ("AirGate"), including future financial and operating results; (2) statements with respect to Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets,"
"projects" and similar expressions. Such statements are based upon the current beliefs and expectations of
Alamosa's and AirGate's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-
looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5) Alamosa's and AirGate's dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8)
changes in Sprint's national service plans or fee structure with Alamosa or AirGate; (9) change in population;
(10) difficulties in network construction; (11) increased competition in Alamosa's and AirGate's markets; and
(12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa's and AirGate's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K and in the Quarterly Reports on Form 10-
Q of Alamosa and AirGate filed with the Securities and Exchange Commission (the "Commission") and
available at the Commission's internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and Alamosa and AirGate assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

2

Safe Harbor Provisions

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about
Alamosa and AirGate, without charge, at the Securities and Exchange Commission's internet site
(http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and
Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings, Inc.,
5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake (806-722-1100); or AirGate PCS, Inc., Harris
Tower, 233 Peachtree Street, N.E. Suite 1700, Atlanta, Georgia 30303, Attention: Bill Loughman (404-525-
7272).

The respective directors and executive officers of Alamosa and AirGate and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding
Alamosa's directors and executive officers is available in the proxy statement filed with the Securities and
Exchange Commission by Alamosa on April 23, 2004, and information regarding AirGate's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by
AirGate on March 5, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange
Commission when they become available.

3

Transaction Summary

4

AirGate PCS
"Clearly the Future"
ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Creation of the Premier
Sprint Affiliate

Sector leading combination

Creation of the premier Sprint Affiliate

Over 23 million total POPs, 18 million covered POPs and 1.25 million subscribers

Pro forma size should appeal to a broader investor base

Alamosa is the strongest Sprint Affiliate

Consistently strong operating results - strongest balance sheet

Enables combined company to further rationalize pro forma capital structure to the benefit of each companies’ shareholders

Management team with a proven track record of successful integrations of acquisitions

Integrated over $690 million1 of acquisitions since 2000

Earnings power better than sum of parts

Estimated annual operational synergies of approximately $10.0 million

Additional scale benefits

Lower cost of capital

Platform for future organic and external growth

Pro forma company will be far and away the largest Sprint Affiliate on all metrics

Enhances relationship with Sprint

Note:

1    Based on Alamosa’s stock price prior to the announcement of each transaction

5

AirGate PCS
"Clearly the Future"

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Merger Beneficial to
All Shareholders

AirGate Shareholders

Attractive valuation

Immediate increase in liquidity

Opportunity to receive a portion
of proceeds in cash

Strong Alamosa currency offered

Most liquid stock in Sprint Affiliate
sector

Largest market capitalization of the
Sprint Affiliates

Best trading fundamentals of any
Sprint Affiliate

Significant coverage from Wall
Street research analysts

Alamosa Shareholders

Pro forma Company is better
positioned to grow and create
shareholder value

Accretive on all key metrics

POPs, Subscribers, EBITDA, FCF

Positions Alamosa as the sector
consolidator

Proven track record of value
creation through acquisitions

Roberts Wireless Communications

Washington Oregon Wireless

Southwest PCS

6

AirGate PCS
"Clearly the Future"
ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

AirGate Overview

7.4 million total POPs

6.1 million covered POPs

384,2411 subscribers - 9/30/04

Strong market demographics

Major AirGate markets include:

Greenville, SC (935,800 POPs)

Savannah, GA (775,800 POPs)

Charleston, SC (690,200 POPs)

Columbia, SC (685,100 POPs)

Adjacent to major Sprint PCS
southeastern markets

Sprint PCS markets include:

Atlanta, GA

Raleigh, NC

Charlotte, NC

Significant overlap with Sprint
Local Telephone Division

Note:

1   Based on the midpoint of AirGate’s CY 3Q announced guidance on September 30, 2004

7

AirGate
Alamosa

AirGate PCS
"Clearly the Future"

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Strong Pro Forma Footprint

The pro forma Company will be the premier and largest Sprint Affiliate

8

AirGate PCS "Clearly the Future"
ALAMOSA PERSONAL COMMUNICATIONS SERVICE

Positioned for Sector Leadership

Industry leading combination with significantly increased scale

18.4

12.3

8.1

7.9

6.1

5.9

5.7

4.8

0.0

4.0

8.0

12.0

16.0

20.0

APCS +

PCSA

APCS

UNWR

UPCS

PCSA

IPCX

HZPS

IWO

9

EOP Subscribers (000s) – Q3 04

23.2

15.8

11.3

10.0

7.8

7.5

7.4

6.3

0.0

4.0

8.0

12.0

16.0

20.0

24.0

APCS +

PCSA

APCS

UNWR

UPCS

IPCX

HZPS

PCSA

IWO

Net Adds (000s) – Q3 04

Covered POPs (mm)

Total POPs (mm)

62

53

18

9

8

7

5

(6)

-10

10

30

50

70

APCS +

PCSA

APCS

UPCS

PCSA

IPCX

UNWR

IWO

HZPS

1,250

866

449

384

383

241

231

185

0

200

400

600

800

1,000

1,200

1,400

APCS +

PCSA

APCS

UNWR

PCSA

UPCS

IPCX

IWO

HZPS

AirGate PCS "Clearly the Future"
ALAMOSA PERSONAL COMMUNICATIONS SERVICE

$247

$180

$76

$71

$67

$32

$27

$0

$50

$100

$150

$200

$250

APCS +

PCSA

APCS

UNWR

UPCS

PCSA

IPCX

HZPS¹

10

CY 2004 EBITDA – Capex (mm)

LTM EBITDA – Capex (mm)

$228

$166

$79

$63

$62

$31

$28

$0

$50

$100

$150

$200

$250

APCS +

PCSA

APCS

UNWR

UPCS

PCSA

IPCX

HZPS¹

Positioned for Sector Leadership

Source:  Alamosa’s 2004 data per Company’s guidance.  AirGate’s 2004 data per consensus Wall Street research

Strong pro forma cash flow generation

Does not reflect pro forma impact of estimated annual synergies

Note:   As of latest publicly released quarterly data
1    Excludes effects of operations in NTELOS markets

LTM EBITDA (mm)

$136

$90

$48

$46

$44

$17

$0

$50

$100

$150

APCS +

PCSA

APCS

UNWR

PCSA

UPCS

IPCX

$132

$86

$60

$46

$31

$19

$0

$50

$100

$150

APCS +

PCSA

APCS

UNWR

PCSA

UPCS

IPCX

CY 2004 EBITDA (mm)

Financial Summary

11

AirGate PCS
"Clearly the Future"
ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Transaction Terms

Q2 2005

Expected Closing:

Alamosa and AirGate shareholders

Sprint

Hart-Scott-Rodino antitrust approval

Required Approvals:

$630 million, based on closing prices of Alamosa & AirGate
on December 7, 2004

Includes assumption of approximately $238 million of net debt

AirGate shareholders can elect cash consideration if desired

Based on Alamosa’s trailing 10-day average price prior to
closing

Cash consideration capped at $100 million subject to proration

Restricted stock & options settled in cash

Election period from mailing of proxy to day prior to AirGate shareholder meeting

Purchase Price:

Cash Election:

2.87 Alamosa shares per AirGate share

$33.01 per AirGate share based on Alamosa closing price of
$11.50 on December 7, 2004

Consideration:

12

AirGate PCS
"Clearly the Future"
ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Implied Valuation

Assuming 100% stock consideration, AirGate shareholders will own approximately 18.1%1 of the pro forma company

Alamosa would issue approximately 33.8 million shares2 to AirGate shareholders

Implied valuation based on 12/7/04 Alamosa share price

Price per AirGate share of $33.01

Equity value of $392 million

Enterprise value of $630 million

Implied market multiples:

Enterprise value / Total POPs = $85

Enterprise value / Covered POPs = $103

Enterprise value / LTM EBITDA = 10.1x

Enterprise value / LTM EBITDA - Capex = 13.6x

Note:

1    Alamosa’s convertible preferred stock included on an as-converted basis

2    Restricted stock units will receive cash consideration and in-the-money options outstanding will receive a cash payment equal to the excess of the per share price over the exercise price

13

AirGate PCS
"Clearly the Future"

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Pro Forma Corporate Structure

14

Alamosa

Operations, Inc.

Alamosa Holdings, Inc.

Alamosa PCS Holdings, Inc.

Alamosa Holdings, LLC

Alamosa (Delaware), Inc.

Missouri

WOW

Southwest

Alamosa

PCS

Public Stock

Public Debt

AirGate

PCS, Inc.

(“Operating Company”)

LLC (Softco)

AirGate Leasing, Inc.

(Equipment Company)

Public Debt

100% Ownership

Alamosa

Operations, Inc.

Alamosa Holdings, Inc.

Alamosa PCS Holdings, Inc.

Alamosa Holdings, LLC

Alamosa (Delaware), Inc.

Missouri

WOW

Southwest

Alamosa

PCS

Public Stock

Public Debt

AirGate

PCS, Inc.

(“Operating Company”)

AirGate Network Services

(Equipment Company)

Public Debt

100% Ownership

AirGate PCS
"Clearly the Future"

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

                  $95.7

            $15.8 1

                  $79.9

LTM Capex (mm)

              $227.7

            $62.21,2

              $165.5

LTM EBITDA (mm)

              $301.4

            $90.01

              $211.4

CY Q3 Total Revenue (mm)

Combined

AirGate

Alamosa

                  $62.9

            $17.01,2

                  $45.9

CY Q3 EBITDA (mm)

         $1,085.1

         $335.61

              $749.5

LTM Total Revenue (mm)

Financial:

                     62.0

                    9.01

                    53.0

CY Q3 Net Additions (000s)

                   6.8%

              6.3%1

         7.0%

   Penetration of Covered POPs

   1,250,241

      384,2411

           866,000

EOP Subscribers (9/30/04)

                     18.4

                   6.1

                     12.3

Covered POPs (mm)

                     23.2

                   7.4

                     15.8

Total POPs (mm)

Operating:

Historical Operating &
Financial Highlights

Notes:

1    Based on the midpoint of AirGate’s CY 3Q announced guidance on September 30, 2004

2    Excludes an approximately $10.9 million one time adjustment related to the settlement with Sprint

15

AirGate PCS
"Clearly the Future"

ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Pro Forma Capitalization

Notes: Assumes no fees or expense associated with the transaction.  Excludes preferred stock

1    Reflects Alamosa estimates and pro forma adjustment for offering of $175 million Senior Secured Floating Rate notes and related use of proceeds

2    Based on the midpoint of AirGate’s CY 3Q announced guidance on September 30, 2004

3    Excludes an approximately $10.9 million one time adjustment related to the settlement with Sprint

($ in millions)

As of

9/30/2004

Est. 9/30/04

Cash

Coupon

Maturity

Alamosa

AirGate

1

Consider. Adj.

Pro Forma

Cash & Equivalents

$159.6

$102.6

($100.0)

$162.2

Capital Lease

$0.9

-

$0.9

Senior Secured Floating Rate Notes

3.750%

10/15/2011

-

$175.0

175.0

Senior Subordinated Secured Notes

9.375%

9/1/2009

-

159.0

159.0

Senior Notes

8.500%

1/31/2012

250.0

-

250.0

Senior Notes

11.000%

7/31/2010

250.9

-

250.9

Senior Notes

12.500%

2/1/2011

11.6

-

11.6

Senior Notes

13.625%

8/15/2011

2.3

-

2.3

Senior Discount Notes

12.000%

7/31/2009

211.8

-

211.8

Senior Discount Notes

12.875%

2/15/2010

6.1

-

6.1

Total Debt

$733.7

$334.0

$1,067.7

Senior Secured Debt

    / LTM EBITDA

0.0x

5.4x

1.5x

Total Debt

    / LTM EBITDA

4.4x

5.4x

4.7x

Net Debt

    / LTM EBITDA

3.5x

3.8x

4.0x

LTM EBITDA

2,3

$165.5

$62.2

$227.7

16

AirGate PCS
"Clearly the Future"
ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Accretive Transaction

The transaction is EBITDA per share accretive to Alamosa’s shareholders

17% accretive to 2004 EBITDA per share on a pro forma basis (all stock consideration)

Pro forma for the impact of estimated annual synergies

Source: Alamosa’s 2004 data per Company’s guidance.  AirGate’s 2004 data per consensus Wall Street research

2004E EBITDA Accretion

Note:

1    Alamosa’s convertible preferred stock included on an as converted basis

Alamosa Pro Forma

Alamosa

Stock &

Stand Alone

All Stock

$100mm Cash

Pro Forma Shares Outstanding (mm)

153.3

187.1

178.4

EBITDA

2004E EBITDA (mm)

$180.0

$246.5

$246.5

Operating Synergies

-

10.0

10.0

Pro Forma 2004E EBITDA (mm)

$180.0

$256.5

$256.5

EBITDA / Share

1.17

1.37

1.44

2004 EBITDA Accretion per Share

-

17%

22%

17

Summary

18

AirGate PCS
"Clearly the Future"
ALAMOSA
PERSONAL COMMUNICATIONS SERVICE

Summary

Transaction is strategically and financially attractive to Alamosa and AirGate shareholders

Industry-leading combination

Attractive valuation to AirGate shareholders

Immediate increase in liquidity

Attractive currency

Accretive transaction to Alamosa shareholders

Increased scale and scope

Earnings power better than sum of parts

Platform for future growth and value creation

Proven track record of delivering results and successful
acquisition integration

19

Building the Premier
Sprint Affiliate

December 9, 2004

20